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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              --------------------

                             SFX ENTERTAINMENT, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   787 178 105
                                 (CUSIP Number)

                              ROBERT F.X. SILLERMAN
                         650 MADISON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 838-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                            DANIEL A. NINIVAGGI, ESQ.
                                WINSTON & STRAWN
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700

                                OCTOBER 18, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



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


                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------
CUSIP No.    784 178 105
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert F.X. Sillerman

---------------------------------------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) |X|
                                                                                                     (b)
---------------------------------------------------------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                                                   PF

---------------------------------------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                                                     [ ]
---------------------------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
---------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES                          7.       SOLE VOTING POWER -                           6,884,142(*)
BENEFICIALLY OWNED
  EACH PERSON WITH
---------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                   0

---------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -                      6,041,436(*)

---------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                              0

---------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              6,884,142(*)

---------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                [ ]
---------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                           10.4%
---------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                      IN
---------------------------------------------------------------------------------------------------------------

* Assumes the conversion by Mr. Sillerman of the 2,286,253 shares of Class B Common Stock, par value $.01 per share, of SFX Entertainment, Inc., beneficially owned by him into shares of Class A Common Stock, par value $.01 per share, of SFX Entertainment, Inc.


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
                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------
CUSIP No.  784 178 105
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Howard J. Tytel

-----------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a)  |X|
                                                                                                          (b)
-----------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                          [ ]
-----------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

-----------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES                          7.       SOLE VOTING POWER -                                            0
BENEFICIALLY OWNED BY
  EACH PERSON WITH
-----------------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                          0

-----------------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER                                   842,706

-----------------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                                     0

-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         842,706

-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   1.3%

-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                             IN
-----------------------------------------------------------------------------------------------------------------------



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

                                  SCHEDULE 13D

------------------------------------------------------------------------------------------------------------------------
CUSIP No.  784 178 105
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sillerman Communications Management Corporation

------------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) |X|
                                                                                                          (b)
------------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  Not Applicable

------------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                          [ ]
------------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

------------------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY    7.       SOLE VOTING POWER -                                    59,015
             EACH PERSON WITH
------------------------------------------------------------------------------------------------------------------------
                                            8.       SHARED VOTING POWER -                                       0

------------------------------------------------------------------------------------------------------------------------
                                            9.       SOLE DISPOSITIVE POWER -                               59,015

------------------------------------------------------------------------------------------------------------------------
                                            10.      SHARED DISPOSITIVE POWER -                                  0

------------------------------------------------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      59,015

------------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                               (*)

------------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                                                         CO
------------------------------------------------------------------------------------------------------------------------


* Less than 1%

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ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 to the Statement on Schedule 13D, originally filed on July 15, 1998, as amended by Amendment No. 1 thereto dated October 13, 1998 (as so amended, the "Original Statement"), relates to shares of Class A Common Stock, par value $0.01 per share ("Common Stock"), of SFX Entertainment, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 650 Madison Avenue, 16th Floor, New York, New York 10022. This Amendment No. 2 amends and supplements the Original Statement and should be read in conjunction therewith. Unless set forth below, all previous items remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Original Statement is hereby supplemented with the following information:

     Mr. Sillerman paid $3,952,257 from his personal funds to purchase an aggregate of 213,464 shares of Common Stock upon the exercise of Company stock options reported herein.

     Mr. Sillerman paid $15,720,055 from his personal funds to purchase an aggregate of 524,500 shares of Common Stock in the open market.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Original Statement is supplemented with the following information:

     On September 30, 1999, Mr. Sillerman exercised options to purchase shares of Common Stock as follows: (i) 75,000 shares at an exercise price of $19.42 per share, (ii) 75,000 shares at an exercise price of $28.83 per share, (iii) 60,000 shares at an exercise price of $3.67 per share, and (iv) 3,464 shares at an exercise price of $32.71 per share.

     On October 15, 1999, Mr. Sillerman purchased 24,500 shares of Common Stock in the open market at a price per share of $29.39, and on October 18, 1999, Mr. Sillerman purchased an additional 500,000 shares of Common Stock in the open market at a price per share of $30.00. Mr. Sillerman purchased these securities for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b)

     As of October 25, 1999, there were 63,832,071 shares of Class A Common Stock and 2,545,557 shares of Class B Common Stock outstanding. Except as otherwise set forth herein, Mr. Sillerman has the sole power to vote and dispose of the shares of Common Stock reported hereby.

     Robert F.X. Sillerman

     Robert F.X. Sillerman beneficially owns 6,884,142 shares of Class A Common Stock, or approximately 10.4% of the outstanding shares of Class A Common Stock, after giving effect to the assumed conversion of the shares of Class B Common Stock beneficially owned by him,

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through his beneficial ownership of: (i) 3,696,168 shares of Class A Common
Stock and 2,286,253 shares of Class B Common Stock held of record by Mr. Sillerman, (ii) 842,706 shares of Class A Common Stock held of record by Mr. Tytel, of which Mr. Sillerman has sole voting power, and (iii) 59,015 shares of Class A Common Stock which are held of record by SCMC.

     Howard J. Tytel

     Mr. Tytel beneficially owns 842,706 shares of Class A Common Stock, or 1.3% of the outstanding shares of Class A Common Stock, all of which Mr. Tytel has sole power to dispose and Mr. Sillerman has the sole power to vote. Mr. Tytel also has an economic interest in SCMC, which beneficially owns 59,015 shares of Class A Common Stock, although he does not have voting or dispositive power with respect to such shares.

     SCMC

     SCMC benefically owns 59,015 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. SCMC has sole voting and dispositive power with respect to the shares.

     Executive Officers and Directors of SCMC

     The holdings of Messrs. Sillerman and Tytel are described above and are incorporated herein by reference.

     Thomas P. Benson benefically owns 45,501 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Benson has sole voting and dispositive power with respect to these shares.

     Richard A. Liese beneficially owns 7,200 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Liese has sole voting and dispositive power with respect to these shares.

     Item 5(c) of the Original Statement is hereby supplemented with the following information:

     On September 30, 1999, Mr. Sillerman exercised options to purchase shares of Common Stock as follows: (i) 75,000 shares at an exercise price of $19.42 per share, (ii) 75,000 shares at an exercise price of $28.83 per share, (iii) 60,000 shares at an exercise price of $3.67 per share, and (iv) 3,464 shares at an exercise price of $32.71 per share.

     On October 15, 1999, Mr. Sillerman purchased 24,500 shares of Common Stock in the open market at a price per share of $29.39, and on October 18, 1999, Mr. Sillerman purchased an additional 500,000 shares of Common Stock in the open market at a price per share of $30.00. Mr. Sillerman purchased these securities for investment purposes.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSURER.

     Item 6 of the Original Statement is supplemented with the following information:

     General Hypothecation and Pledge Agreement

     Mr. Sillerman has pledged 2,114,589 of his shares of Class A Common Stock as collateral for a line of credit, under which Mr. Sillerman has outstanding borrowings of approximately $17,000,000 as of the date hereof. Mr. Sillerman continues to be entitled to exercise voting and consent rights with respect to the pledged shares, with certain restrictions. However, if Mr. Sillerman defaults in the payment of any advances made to him in connection with the line of credit, the Bank will be entitled to sell the pledged shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Original Statement is supplemented with the following information:

     4. General Hypothecation Agreement and Pledge Agreement, dated October 7, 1999, between Robert F.X. Sillerman and Citibank, N.A.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 to
Schedule 13D is true, complete and correct.


Dated:  October 29, 1999


                                /s/ Robert F.X. Sillerman
                                ----------------------------
                                Robert F.X. Sillerman

                                /s/ Howard J. Tytel
                                ----------------------------
                                Howard J. Tytel


                                Sillerman Communications Management Corporation


                                By: /s/ Robert F.X. Sillerman
                                    -------------------------
                                    Name:  Robert F.X. Sillerman
                                    Title:  Chief Executive Officer